UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 14)

SANTANDER CONSUMER USA HOLDINGS INC.

(Name of Subject Company)

MAX MERGER SUB, INC.

(Offeror)

A Direct Wholly-Owned Subsidiary of

SANTANDER HOLDINGS USA, INC.

An Indirect Wholly-Owned Subsidiary of

BANCO SANTANDER, S.A.

(Names of Filing Persons—Offeror)

Common Stock ($0.01 par value)

(Title of Class of Securities)

80283M 101

(CUSIP Number of Class of Securities)

Gerard A. Chamberlain

Santander Holdings USA, Inc.

75 State Street

Boston, Massachusetts 02109

(617) 346-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Edward D. Herlihy, Esq.

Richard K. Kim, Esq.

Mark F. Veblen, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,530,130,465.49	$276,037.23

*

Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Valuation was calculated by adding (i) the product of (A) 60,516,901, which is the total number of shares of common stock of Santander Consumer USA Holdings Inc. outstanding (“Shares”) not beneficially owned by Santander Holdings USA, Inc. (calculated as the difference between 306,110,456, the total number of outstanding Shares, and 245,593,555, the number of Shares beneficially owned by Santander Holdings USA, Inc.) and (B) $41.50, which is the per Share tender offer price, (ii) the product of (A) 92,407, which is the number of Shares issuable upon the exercise of “in-the-money” options to purchase the Shares, and (B) $25.941, which is the difference between $41.50, which is the per Share tender offer price, and $15.559, which is the weighted average per share exercise price of such options, and (iii) the product of (A) 392,336, which is the total number of Shares subject to restricted stock units, and (B) $41.50, which is the per Share tender offer price. The calculation of the Transaction Valuation is based on information provided by Santander Consumer Holdings USA Inc. as of August 30, 2021, the most recent practicable date.

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2021 issued by the Securities and Exchange Commission (the “SEC”), by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 276,037.23	Filing Party:	Santander Holdings USA, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	September 7, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 14 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Banco Santander, S.A., a Spanish bank organized under the laws of the Kingdom of Spain (“Ultimate Parent”), Santander Holdings USA, Inc., a Virginia corporation and a direct wholly-owned subsidiary of Ultimate Parent (“Parent”), and Max Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent and an indirect wholly-owned subsidiary of Ultimate Parent (“Purchaser”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 7, 2021 (as amended by Amendment No. 1 filed with the SEC on October 5, 2021, Amendment No. 2 filed with the SEC on October 20, 2021, Amendment No. 3 filed with the SEC on November 3, 2021, Amendment No. 4 filed with the SEC on November 10, 2021, Amendment No. 5 filed with the SEC on November 18, 2021, Amendment No. 6 filed with the SEC on November 26, 2021, Amendment No. 7 filed with the SEC on December 3, 2021, Amendment No. 8 filed with the SEC on December 10, 2021, Amendment No. 9 filed with the SEC on December 17, 2021, Amendment No. 10 filed with the SEC on December 27, 2021, Amendment No. 11 filed with the SEC on December 30, 2021, Amendment No. 12 filed with the SEC on January 6, 2022, and Amendment No. 13 filed with the SEC on January 13, 2022 the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Santander Consumer USA Holdings Inc., a Delaware corporation (“SC”), that Parent does not already own for $41.50 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 7, 2021 (as it may be amended from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment is being filed on behalf of Ultimate Parent, Parent, and Purchaser. Unless otherwise indicated, references to sections in the Schedule TO are references to sections of the Offer to Purchase.

This Amendment is being filed to extend the expiration time of the Offer from 5:00 p.m., New York City Time, on January 20, 2022 to 5:00 p.m., New York City Time, on January 27, 2022.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(i)*	Offer to Purchase, dated as of September 7, 2021.

(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)*	Summary Advertisement as published in the New York Times on September 7, 2021.

(a)(1)(vii)*	Press Release of Santander Holdings USA, Inc., dated October 5, 2021.

(a)(1)(viii)*	Press Release of Santander Holdings USA, Inc., dated October 20, 2021.

(a)(1)(ix)*	Press Release of Santander Holdings USA, Inc., dated November 3, 2021.

(a)(1)(x)*	Press Release of Santander Holdings USA, Inc., dated November 10, 2021.

(a)(1)(xi)*	Press Release of Santander Holdings USA, Inc., dated November 18, 2021.

(a)(1)(xii)*	Press Release of Santander Holdings USA, Inc., dated November 26, 2021.

(a)(1)(xiii)*	Press Release of Santander Holdings USA, Inc., dated December 3, 2021.

(a)(1)(xiv)*	Press Release of Santander Holdings USA, Inc., dated December 10, 2021.

(a)(1)(xv)*	Press Release of Santander Holdings USA, Inc., dated December 17, 2021.

(a)(1)(xvi)*	Press Release of Santander Holdings USA, Inc., dated December 27, 2021.

(a)(1)(xvii)*	Press Release of Santander Holdings USA, Inc., dated December 30, 2021.

(a)(1)(xviii)*	Press Release of Santander Holdings USA, Inc., dated January 6, 2022.

(a)(1)(xix)*	Press Release of Santander Holdings USA, Inc., dated January 13, 2022.

(a)(1)(xx)**	Press Release of Santander Holdings USA, Inc., dated January 21, 2022.

(a)(5)(i)	Press Release of Santander Holdings USA, Inc., dated August 24, 2021 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Santander Holdings USA, Inc. filed with the SEC on August 24, 2021).

Exhibit No.	Description

(b)	Not applicable.

(c)(1)*	Discussion Materials, dated as of August 2021, delivered by J.P. Morgan Securities LLC to the board of directors of Santander Holdings USA, Inc.

(d)(1)*	Agreement and Plan of Merger, dated as of August 23, 2021, by and among Santander Consumer USA Holdings Inc., Santander Holdings USA, Inc., and Max Merger Sub, Inc.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase previously filed as Exhibit (a)(1)(i)).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed
**	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 21, 2022	MAX MERGER SUB, INC.

	By:	/s/ Gerard A. Chamberlain
		Name:	Gerard A. Chamberlain
		Title:	Treasurer and Secretary

SANTANDER HOLDINGS USA, INC.

By:	/s/ Gerard A. Chamberlain
	Name:	Gerard A. Chamberlain
	Title:	Executive Vice President and Senior Deputy General Counsel

BANCO SANTANDER, S.A.

By:	/s/ Javier Illescas
	Name:	Javier Illescas
	Title:	Group Executive Vice President and Deputy Board Secretary